KW 3/21/2014



14049387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 25 2014

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 43485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2013</u> AND ENDING <u>December 31, 2013</u>
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Chapin Davis Inc Chapin Davis*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>2 Village Square, Suite 200</u>
(No. and Street)

<u>Baltimore</u>   <u>Maryland</u>   <u>21210</u>
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<u>Leigh Moffit</u>   <u>410-435-3200</u>
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>Smyth & Ward, P.A.</u>
(Name – if individual, state last, first, middle name)

<u>Executive Plaza III, Suite LL5, Hunt Valley</u>   <u>MD</u>   <u>21031</u>
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

KW 3/25/14

OATH OR AFFIRMATION

I, ___R. Bruce Alderman, Jr.___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Chapin Davis, Inc.___, as of ___December 31___, 20_13_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT, CEO
Title

Charlotte Boudreaux
Notary Public

My Commission expires 3/11/16.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHAPIN DAVIS, INC.

INDEX

SMYTH&WARD, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Chapin Davis, Inc.

We have audited the accompanying financial statements of Chapin Davis, Inc., which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapin Davis, Inc. as of December 31, 2013 and the results of its operations and its cash flows for

the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Smyth & Ward, P.A.

Hunt Valley, Maryland
February 12, 2014

CHAPIN DAVIS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

CURRENT ASSETS:

Cash	$ 231,525
Securities owned:	
Marketable, at market value	37,276
Not readily marketable, at estimated fair value	1,000
Deposits with clearing organization	100,037
Receivable from clearing organization	227,145
Receivable from employees, current portion	25,954
Income tax refunds receivable	6,037
Prepaid expenses	56,127
Total current assets	685,101
Security deposit	6,400
Receivable from employees, less current portion	405,788
Property and equipment:	
Leasehold improvements, at cost less accumulated	
depreciation of $9,654	151,933
Equipment and furniture, at cost less accumulated	
depreciation of $167,839	167,746
Total property and equipment	319,679
TOTAL ASSETS	$ 1,416,968

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$ 232,520
Obligation under capital lease, current portion	20,348
Income tax payable	7,600
Total current liabilities	260,468
LONG-TERM LIABILITIES:	
Obligations under capital lease, less current portion	36,906
Deferred income taxes	53,402
Total long term liabilities	90,308
STOCKHOLDERS' EQUITY:	
Common stock, $.10 par value: 200,000 shares	
authorized; 111,100 shares outstanding	11,110
Paid-in capital	183,017
Retained earnings	872,065
Total stockholders' equity	1,066,192
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,416,968

The accompanying notes are an integral part of these financial statements.

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CHAPIN DAVIS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2013

Revenues
  Commissions $ 3,554,340
  Principal transactions   569,193
  Interest   115,725
  Investment advisory fees   1,295,685
  Other   638,163

    Total revenue   6,173,106

Expenses
  Compensation and benefits   4,554,248
  Floor brokerage and clearing fees   260,572
  Communications   64,369
  Occupancy and equipment rental   431,533
  Other   675,978

    Total expenses   5,986,700

Income before income taxes   186,406

Provision for income taxes   68,272

Net income $ 118,134

The accompanying notes are an integral part of these financial statements

4

CHAPIN DAVIS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2013	$ 10,760	$ 77,990	$ 819,632	$ 908,382
Net income			118,134	118,134
Issuance of common stock	1,220	120,095	----	121,315
Redemption of common stock	(870)	(15,068)	(65,701)	(81,639)
Balance, December 31, 2013	$ 11,110	$ 183,017	$ 872,065	$ 1,066,192

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC.
STATEMENT OF CASH FLOW
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 118,134
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	43,580
Deferred taxes	35,836
(Increase) decrease in operating assets:	
Deposits with clearing organization	(6)
Receivable from clearing organization	119,650
Receivable from employees	(301,672)
Income tax refunds receivable	96,038
Securities owned, net	377,045
Prepaid expenses	39,226
Security deposit	(6,400)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(93,681)
Income tax payable	7,600
Unearned fee income	(500,000)
Net cash provided by operating activities	(64,650)
Cash flows from investing activities:	
Purchase of leasehold improvements	(157,172)
Purchase of office equipment	(96,601)
Net cash used in investing activities	(253,773)
Cash flows from financing activities:	
Capital lease	(18,325)
Issuance of common stock	121,315
Redemption of common stock	(81,639)
Net cash used in financing activities	21,351
Net decrease in cash	(297,072)
Cash at January 1, 2013	528,597
Cash at December 31, 2013	$ 231,525
Supplemental cash flow disclosures:	
Cash payments for:	
Interest	$ 8,417
Income taxes	$ ----

The accompanying notes are an integral part of these financial statements

1. Operations of the Company

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, the Company acquired the operation of Chapin Davis & Co., via an Asset Purchase Agreement. The Company changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory. During 2013, the Company opened an office in Peoria, Illinois and Lewes, Delaware

The Company forwards all securities transactions to First Clearing, LLC, which carries and clears such transactions for the Company on a fully disclosed basis. The investment advisory fees are generated from various accounts that can be maintained at First Clearing, LLC or other brokerage firms.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

A. Security Transactions

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis.

B. Investment Advisory Income

Investment advisory fees are received quarterly and recognized when received.

2. Summary of Significant Accounting Policies - Continued

C. Leasehold improvements and office equipment

Leasehold improvements are recorded at cost - $161,587 less accumulated depreciation of $9,654. Office equipment is recorded at cost - $335,586, net of accumulated depreciation of $167,839 at December 31, 2013. Depreciation of leasehold improvements and office equipment is determined by use of a straight line method over the estimated useful life of the asset.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking and savings accounts. It does not include money market investments or security deposits held as cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

F. Related Party – Commissions Earned

Commissions earned on insurance products sold by the Company totaled $307,657 in 2013.

G. Allowance for Bad Debts

The Company uses the Direct Write-off Method for bad debts. Receivables are charged against income when management determines them to be uncollectible. Potential uncollectible receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

H. Advertising

Advertising costs for 2013 were $69,005. These costs are expensed as incurred.

2. <u>Summary of Significant Accounting Policies – Continued</u>

I. <u>Income Taxes</u>

The Company adopted the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under the examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2010 for federal and state purposes. Management has performed its evaluation of all other income tax positions taking on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

From time to time, the Company may be subject to interest and penalties by various taxing authorities. These amounts have historically been insignificant and are classified as other expenses when they occur.

Deferred income taxes are provided for temporary differences arising from using the straight line depreciation method for financial statement purposes and accelerated methods of depreciation for income taxes.

3. <u>Investments and Fair Value Measurements</u>

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assests or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

3. <u>Investments and Fair Value Measurements – Continued</u>

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds or mutual funds based on the closing price reported in the active market where the securities are traded.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

<u>Assets and Liabilities Recorded at Fair Value</u>

The Company's assets recorded at fair value include certain investments segregated and on deposit for regulatory purposes, other securities owned and securities available for sale. The Company uses prices obtained from an independent Clearing Firm to measure the fair value of certain investment securities. The Company validates prices received from the Clearing Firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent Clearing Firm unless such prices are inconsistent with FASB ASC 820 and result in a material difference in the recorded amounts. At December 31, 2013, the Company did not adjust prices received from the independent Clearing Firm. Liabilities are recorded at amounts that approximate fair value.

3. Fair Values of Assets and Liabilities – Continued

The following table presents the Company's fair value hierarchy as of December 31, 2013 for assets and liabilities measured at fair value:

	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Investments segregated and on deposit with clearing organizations	$ 100,037	$ ----	$ ----	$ 100,037
Other securities owned	----	----	1,000	1,000
Securities actively traded	37,276	----	----	37,276
Total assets at fair value	$ 137,313	$ ----	$ 1,000	$ 138,313

4. Pension Plan

The Company has a 401(K) savings-profit sharing plan. Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company did not make a contribution to the Plan for the year ended December 31, 2013.

5. Income Taxes

The Company files a consolidated income tax return with its wholly owned subsidiary Chapin Davis Insurance, Inc. which has a minimal amount of net income.

The provision for income taxes on the statement of income consists of the following:

Current	Federal	$ 13,509
	State	18,927
Deferred	Federal	35,836
	State	----
Total		$ 68,272

5. Income Taxes - Continued

Deferred federal and state tax liabilities as of December 31, 2013 were $49,059 and 4,343, respectively, and arose due to timing differences between different depreciation methods used for book and tax purposes.

The difference between the tax based on applying statutory rules to net income before income taxes and the tax provision is the result of a minor adjustment to the tax benefit from 2012.

The Company recognized no penalties or interest during the year associated with its tax filings.

6. Lease Commitments

The Company leases its offices in Baltimore, Maryland under a non-cancelable operating lease expiring at the end of 2013. The Company has renewed its lease through March 31, 2017. In addition, the Company signed a one year lease for office space in Lewes, Delaware starting November 1, 2013 and an eight year lease for office space in Peoria, Illinois.

As of December 31, 2013, the aggregate future minimum commitments under these leases are as follows:

	Maryland	Delaware	Illinois
2014	$ 136,841	$ 4,000	$ 54,616
2015	142,314	----	58,292
2016	148,021	----	48,032
2017	38,490	----	43,659
2018	----	----	44,944
2019 and thereafter	----	----	112,941
Total	$ 465,666	$ 4,000	$ 362,484

7. Obligations Under Capital Lease

The Company has entered into a capital lease for certain equipment. Obligations under this capital lease have been recorded in the accompanying financial statements at the present value of future minimum lease payments. The capitalized cost and accumulated depreciation of this equipment at December 31, 2013 was $98,465 and $49,233, respectively.

Future minimum payments under the capital lease are as follows:

2014	$ 25,405
2015	25,405
2016	14,820
Total future payments	65,630
Less: amount representing interest	8,376
Present value of future payments	$ 57,254

8. Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

8. Credit Risk – Continued

The Company has concentrated its credit risk by maintaining deposits in Bank of America and First Clearing, LLC. The deposits in Bank of America may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits in First Clearing, LLC may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

9. Employee Loans

Employees of the company have been advanced monies per a Company Employment Agreement. At December 31, 2013 there are still two outstanding loans. One loan is scheduled to be repaid over the next three years. At December 31, 2013, the amounts to be paid are as follows:

Year Ended December 31:

2014	$ 25,954
2015	25,954
2016	2,743
Total	$ 54,651

The other loan is to be paid back by a percentage of commissions generated by the employee.

10. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of December 31, 2013, the Company's net capital was $242,316 which exceeded the capital requirements of $100,000 by $142,316 and its net capital ratio was 1.45 to 1.

CHAPIN DAVIS, INC.
NOTES TO FINANCIAL STATEMENTS – CONTINUED
DECEMBER 31, 2013

11. Unearned Income

The Company signed a clearing agreement with First Clearing, LLC in 2006 which established a set schedule for fees. In November 2013 the companies agreed to amend the fee structure and extend the agreement for five years. First Clearing, LLC paid the Company $500,000 to amend the agreement. If the Company terminates the agreement it will have to pay a termination fee. In 2013 First Clearing, LLC amended the agreement to state that there is no termination fee if the Company terminates the agreement. Accordingly, the Company recognized the $500,000 as income in 2013.

12. Subsequent Events

Management evaluated subsequent events through February 12, 2014 the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2013, but prior to February 12, 2014 that provided additional evidence about conditions that existed at December 31, 2013, have been recognized in the financial statements for the year ended December 31, 2013.

Schedule I

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2013

NET CAPITAL
  Total stockholders' equity $ 1,066,192
  Deduct:
    Stockholders' equity not allowable for net capital   ----

      Total stockholders' equity qualified for net capital   1,066,192

Deductions and/or charges:
  Total non-allowable assets   820,985
  Other deductions/charges   102
    Total deductions and/or charges   821,087

Net capital before haircuts on securities positions   245,105

Haircuts on Securities
  Trading and investing securities:
    U.S. and state government obligations   ----
    Corporate obligations   ----
    Stocks and warrants   48
    Other securities   2,741
  Undue concentration   ----
                                      2,789

    Net capital $ 242,316

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Schedule I (continued)

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2013

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$	232,520
Obligations under capital lease		57,254
Deferred income tax		53,402
		7,600
Total aggregate indebtedness	$	350,776

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	100,000
Excess net capital	$	142,316
Net capital less 120% of minimum dollar net capital requirement	$	122,316
Ratio: Aggregate indebtedness to net capital		1.45 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Chapin Davis, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Schedule II

CHAPIN DAVIS, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2013.

Schedule III

CHAPIN DAVIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule IV

CHAPIN DAVIS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2013

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH&WARD, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report on
Internal Accounting Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Chapin Davis, Inc.

In planning and performing our audit of the financial statements of Chapin Davis, Inc., as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

21

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hunt Valley, Maryland
February 12, 2014

SMYTH&WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

To the Board of Directors of Chapin Davis, Inc.
2 Village Square, Suite 200
Baltimore, Maryland 21210

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Chapin Davis, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chapin Davis, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chapin Davis, Inc.'s management is responsible for the Chapin Davis, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Provided the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward, PA

Hunt Valley, Maryland
February 12, 2014